Exhibit (a)(1)(P)

23 June 2009

To:

From: Jill Meissner, Compensation & Benefits Analyst

Re: Tamir Fishman Database

Dear:

We are pleased to announce that you now have private access to the Tamir Fishman database. This access will allow you to manage your stock options on-line. You are now able to individually check your balances, prices and vesting schedule.

To access the database, you will log onto www.tamirfishman.com

Your username is:
Your password is:

You will have the ability to change your password once you are logged in.

Please let me know if you have any questions.

Regards,

Jill Meissner